UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

South American Gold Corp.

Full Name of Registrant

Former Name if Applicable

3645 E. Main Street, Suite 119

Address of Principal Executive Office (Street and Number)

Richmond, IN  47374

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company does expect that it will file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raymond DeMotte	(765)	356-9726
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒                 No       ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒                 No        ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not generate any revenue in the three or six months ended March 31, 2012 or 2011. During the prior reporting period, the Company acquired an ownership interest in Kata Enterprises, Inc., a corporation organized under the laws of the Republic of Panama (“Kata”), of  twenty-five percent (25%) of the outstanding capital stock of Kata (later to own the remaining seventy-five percent (75%) of the outstanding capital stock of Kata.) As part of the foregoing acquisition, the Company acquired management control of Kata, and as reported in our 10k for the period ending June 30,2011.  As a result of the above, the Company reported an impairment loss in our fiscal 2011 statements of $1,280,913 for the twelve months ended June 30. The company is anticipating a net loss for the three months ended  March 31 to be approximately $148,826 for 2012 and $1,858,540 was reported for 2011 prior to adjustment.; and for the nine months ended March 31 in 2012 the net loss is expected to approximate $378,391 for the 2012 period;  however the 2011 net loss for the three month period ending March 31 previously reported as $1,990,008 may be amended due to review of requirements of consolidation upon the Company taking management control of the subsidiaries, and any changes in the goodwill calculation by period..However it is not expected to materially effect the net loss for the twelve month period ending June 30,2011. Excluding non-cash expenses, operating expenses are expected to have declined in the first quarter 2012 compared to the first quarter 2011 by approximately $148,000 due to lower costs associated with the Kata transaction and related operations.

* * * * *

South American Gold Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2012	By: /s/ Raymond DeMotte
Raymond DeMotte
Its: Chief Executive Officer